

January 18, 2013

Via Email
Robert E. Cauley
Opteum Mortgage Acceptance Corporation
3305 Flamingo Drive
Vero Beach, FL 32963

> **Re: Opteum Mortgage Acceptance Corporation**
> **Registration Statement on Form S-3**
> **Filed October 29, 2012**
> **File No. 333-184629**

Dear Mr. Cauley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your response to comment 1 of our letter dated November 26, 2012 and reissue in part. Conforming revisions in response to comments 7, 8, 16, 18, 19, 21 and 23 were not made to both prospectus supplements. Please revise. Please also indicate in your response the page numbers of where related revisions are made in the base prospectus and either supplement, as applicable, with your next amendment.

2. We note your response to comment 4 and reissue in part. Please revise your disclosure to confirm that agreements will be filed simultaneously with or prior to the final prospectus.

3. We note your response to comment 2. We also note that, on pages S-17 and S-31 of the prospectus supplements, you have cross-referenced a section in the base prospectus entitled "Legal Aspects of Mortgage Loans—Foreclosure on Mortgages and Some

Contracts". This heading no longer appears in the base prospectus; it appears to have been changed to "Legal Aspects of Mortgage Loans—Foreclosure on Mortgages". Please update these cross-references as well as any other cross-references that may have changed.

Representations by the Sellers, page 12

4. We note your response to comments 4 and 12. We also note your disclosure on page S-85 of the prospectus supplement, version 1, that the trustee will be assigned all right, title and interest in the Mortgage Loan Purchase Agreement insofar as they relate to representations and warranties made by the Sponsor. Please revise your prospectus supplements to provide bracketed disclosure to indicate that you will specify any representation or warranty or other contractual agreement related to the pool assets that will not be transferred to the trustee, if applicable. Please also confirm that the related mortgage loan purchase agreement(s) will be filed simultaneously with or prior to the final prospectus.

Prospectus Supplement Version 1

Conveyance of Subsequent Mortgage Loans and the Pre-Funding Account, page S-51

5. We note that you revised your disclosure on page S-51 prospectus supplement to disclose that you will provide the information required by Item 1121 of Regulation AB in Form 10-D in response to comment 18. We reissue comment 18, in part. Please confirm that you will disclose the amount of fees and expenses that will be paid to the depositor.

The Sponsor and the Servicer, page S-83

6. We note your response to comment 21. Please provide a discussion of the sponsor's experience with respect to securitizations of residential mortgage loans from 2004-2006. Please also provide, at a minimum, bracketed language confirming that you will include a discussion of the sponsor's material roles and responsibilities in the transaction in accordance with Item 1104 of Regulation AB.

The Master Servicer and the Servicers, page S-91

7. We note your response to comment 22 that both parties are responsible for the servicing criterion in Item 1122(d) of Regulation AB, to the extent applicable and that it is uncertain which portions will be applicable to each party. We reissue the comment. Please revise to provide bracketed disclosure that you will indicate in the prospectus the respective roles of the servicers, including which parties will be responsible for the servicing criterion in Item 1122(d) of Regulation AB.

8. We also note related disclosure on page 22 of the base prospectus that reports on servicing criteria will "set out any material instances of noncompliance." Please revise to clarify that the report will include a discussion of any material instance of noncompliance identified by the party providing the assessment. See Item 1122(a)(3) of Regulation AB.

Method of Distribution, page S-103

9. We note your revisions in response to comment 14 and your reference to the "underwriter's purchase price specified in the preceding sentence." Please revise to clarify the underwriter's purchase price including the purchase price by class, as applicable.

Prospectus Supplement Version 2

Risk Factors

10. We note that your risk factor disclosure in version 2 of the prospectus supplement refers to version 1 for "some risk factors that may be applicable." Please delete the cross-reference to version 1 of the prospectus supplement and provide the applicable disclosure in version 2 of the prospectus supplement. Please also delete any other cross-references between the two versions of the prospectus supplements, including but not necessarily limited to page S-85 of version 2 of the prospectus supplement, and provide the applicable disclosure in each version of the prospectus supplement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel